

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Steven Lisi
Chief Executive Officer
AIT Therapeutics, Inc.
825 East Gate Boulevard, Suite 320
Garden City, NY 11530

Re: AIT Therapeutics, Inc.
 Registration Statement on Form S-1
 Filed October 3, 2018
 File No. 333-227681

Dear Mr. Lisi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Gregory Sichenzia, Esq.